UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 1)

THE DENALI FUND INC.
(Name of Subject Company (Issuer))

THE DENALI FUND INC.
(Name of Filing Person(s) (Issuer))

SERIES A AUCTION PREFERRED SHARES
(Title of Class of Securities)

24823A201
(CUSIP Number of Class of Securities)

Stephen C. Miller, Esq.
Jennifer T. Welsh, Esq.
Boulder Investment Advisers, LLC
2344 Spruce Street, Suite A
Boulder, Colorado 80302
Telephone:  (303) 444-5483

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications on Behalf of the Filing Person(s))

With a copy to:
Arthur L. Zwickel, Esq.
Paul, Hastings, Janofsky & Walker, LLP
515 South Flower Street, 25th Floor
Los Angeles, CA  90071

CALCULATION OF FILING FEE

Transaction Valuation:	$17,100,000	(a)	Amount of Filing Fee:	$1,985.31	(b)

(a)
Calculated as the aggregate maximum purchase price to be paid for the 720 shares in the offer, based upon a price of $23,750.00 per share or 95% of the liquidation preference of $25,000 per share.  The total liquidation preference of the shares offered for purchase in the offer is $18,000,000 less a discount of 5% per share, or  $17,100,000 total proceeds.

(b)	Calculated at $116.10 per $1,000,000 of the Transaction Valuation.

☒   Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $1,985.31
Form or Registration No: Schedule TO
Filing Party: The Denali Fund Inc.
Date Filed: June 22, 2011

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

SCHEDULE TO

This Amendment No. 1 (this “Amendment”) hereby amends and supplements the Tender Offer Statement on Schedule TO (the “Statement”) originally filed with the Securities and Exchange Commission on June 22, 2011, by The Denali Fund Inc., a closed-end, non-diversified, investment management company organized as a Maryland corporation (the “Fund”), which relates to the Fund’s offer to purchase for cash up to 720 of its outstanding Series A auction preferred shares, par value $0.0001 per share (the "Preferred Shares"), upon the terms and subject to the conditions set forth in the Fund's Offer to Purchase dated June 22, 2011 (the “Offer to Purchase”) and the related Letter of Transmittal (the “Letter of Transmittal” and, together, as amended, supplemented or otherwise modified from time to time, constitute the "Offer").  The Offer to Purchase and Letter of Transmittal were previously filed as Exhibits (a)(1)(i) and (a)(1)(ii), respectively, to the Statement.

This Amendment to the Statement is being filed to report the results of the Offer.  The information in the Offer is incorporated herein by reference in this Amendment, except that such information is hereby amended and supplemented to the extent specifically provided herein. Capitalized terms not otherwise defined herein shall have the meanings ascribed to them in the Offer to Purchase.

Item 4.  Terms of the Transaction.

(a) The information set forth in the Offer to Purchase is hereby amended and supplemented by adding the following language thereto:

On July 25, 2011, the Fund issued a press release announcing the final results of the tender offer, which expired at 5:00 P.M., Eastern Daylight Time, July 22, 2011.  A copy of the press release is attached hereto as Exhibit (a)(5)(ii) and is incorporated herein by reference.

 Item 12.     Exhibits.

Item 12 is amended and supplemented to include the following exhibit:

Exhibit No.	Document
(a)(5)(ii)	Press release issued by the Fund and dated July 25, 2011.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

 THE DENALI FUND INC.

By: /s/ Stephen C. Miller                                                                                                                Date: July 25, 2011
Stephen C. Miller, its President

EXHIBIT INDEX

Exhibit No.	Document
(a)(1)(i)*	Offer to Purchase dated June 22, 2011
(a)(1)(ii)*	Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9)
(a)(1)(iii)*	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(iv)*	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees
(a)(1)(v)*	Notice of Withdrawal
(a)(5)(i)*	Press release issued by the Fund and dated June 22, 2011
(a)(5)(ii)**	Press release issued by the Fund and dated July 25, 2011

*Previously filed as an exhibit to the Statement on June 22, 2011.
** Filed herewith